Exhibit 17.1

From: Chris Olivier

Sent: Wednesday, July 15, 2020 5:59 PM

To: Art Drogue Contact; Arthur H. Baer; Jeff Mayer Contact; Igor Novgorodtsev; Eric McCarthey

Cc: Lawrence David Swift

Subject: Resignation - Chris Olivier

Gentlemen,

I want to advise you of my resignation as CEO and officer of SPAR Group, Inc. including all directorships of SGRP subsidiaries and SGRP related companies. I am proud of what the team and I have delivered over the last three years showing continued revenue and EBIDTA growth domestically and internationally with a record year in 2019.

My last active day of work will be Friday August 7, 2020, ensuring a professional handover during this period. I am owed four weeks of accrued but unused vacation, which I will take following August 7, making my last day on payroll Friday, September 4, 2020. I will then receive the remainder of my bonus for 2019 in accordance with the terms of the Delayed Payment Agreement, as amended.

The reasons for my resignation should be no surprise. The Board is well aware of the issues, most of which have been well documented in public disclosures. The two largest shareholders, at times supported by some independent directors, have created a toxic and unproductive business environment. Executives are continually undermined, minimized and attacked when doing the right thing in the best interest of SGRP.

I have every intention to close this chapter in a constructive and professional manner, but I have not and do not want to have any part in this dysfunctional governance.

Your Sincerely,

Chris Olivier

Chris Olivier

Chief Executive Officer